UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1100-52380

CUSIP NUMBER 60477P102

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form l0-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MISCOR Group, LTD.
Full Name of Registrant

Former Name if Applicable

1125 South Walnut Street
Address of Principal Executive Office (Street and Number)

South Bend, Indiana 46619
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the events described below, MISCOR Group, Ltd. (the “Company”) is unable to complete the financial statements and other disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed time period without unreasonable effort and expense.

First, the Company is in the process of conducting its goodwill impairment testing for the fourth quarter of 2008.  Adverse economic and industry conditions, however, have complicated the Company’s assessment of whether an impairment charge is necessary with respect to its recorded valuation of goodwill.  These conditions have translated to additional and unanticipated efforts and delays in developing, conducting and finalizing the appropriate goodwill impairment testing process.

Second, as previously disclosed by the Company on a Current Report on Form 8-K filed on March 11, 2009,  on March 5, 2009, the Company received a letter (the “Letter”) from its senior secured lender, Wells Fargo Business Credit, a division of Wells Fargo Bank, National Association (the “Lender”), relating to that certain Credit and Security Agreement dated January 14, 2008, as amended, by and among the Company and its subsidiaries (the “Borrowers”) and Lender (the “Credit Agreement”).  The Letter stated that, based upon Lender’s review of the Borrowers’ internal financial statements for the twelve-month period ending December 31, 2008 (which statements had not been audited), the Borrowers are in default of a financial covenant in the Credit Agreement that required the Company to achieve, during the fiscal year ending December 31, 2008, Net Income (as defined in the Credit Agreement) of not less than $1,000,000 (the “Default”).

The Company is continuing its discussions with the Lender to seek a waiver of the Default or forbearance with respect thereto.  If the Company is unable to obtain such a waiver or forbearance on acceptable terms, management anticipates that the report of the Company’s independent registered public accounting firm on the Company’s 2008 consolidated financial statements likely will contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern. Because of management’s time devoted to these discussions and the uncertainty and range of potential outcomes of these and other discussions, coupled with the delays associated with its goodwill impairment testing as described above, the Company is unable to complete the financial statements and other disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed time period without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James M. Lewis	(574) 234-8131
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes       ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

Because of delays in finalizing its goodwill impairment testing for the fourth quarter of 2008, the Company is not able to estimate with reasonable certainty whether it operating results for fiscal year 2008 will reflect a significant change from the operating results for fiscal year 2007 as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.  Management does anticipate, however, a substantial net loss for the fourth quarter of 2008, which will be a significant change from the net income realized in the first, second and third quarters of 2008 of approximately $457,000, $610, 000 and $471,000 respectively, as reported in the Company’s Quarterly Reports on Form 10-Q for those periods, and also a significant change from the net income in the fourth quarter of fiscal year 2007 as reflected in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

MISCOR Group, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2009	By	/s/ John A. Martell
John A. Martell
President and Chief Executive Officer